

February 27, 2013

Via E-mail
Ms. Linda M. Breard
Chief Financial Officer
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110

  Re: Quantum Corporation
     Form 10-K for the Fiscal Year Ended March 31, 2012
     Filed June 14, 2012
     Form 10-Q for the Quarterly Period Ended December 31, 2012
     Filed February 8, 2013
     File No. 001-13449

Dear Ms. Breard:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 44

1. We note that you have included separate Statements of Comprehensive Income (Loss) on page 47 and that the first paragraph of the audit report does not reference these statements. Please amend your Form 10-K to include an opinion that references all of the audited financial statements. Refer to AU Section 508.08.

Note 13 – Commitments and Contingencies

Legal Proceedings, page 74

2.   We note that your statement regarding the Compression Technology Solutions LLC (CTS) patent infringement lawsuit indicates that "[d]ue to inherent uncertainty of litigation, [you] cannot identify probable or estimable damages." We note similar disclosure included in your Form 10-Q for the quarterly period ended December 31, 2012 with respect to the CTS lawsuit and a patent infringement lawsuit with Overland Storage, Inc. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Form 10-Q for the Quarterly Period Ended December 31, 2012

Item 1. Financial Statements

Note 1 – Basis of Presentation, page 5

3.   We note your disclosure on page 13 of your Form 10-Q for the quarterly period ended September 30, 2012 that during the second quarter of fiscal 2013 you introduced a new product, Q-Cloud, that provides backup and disaster recovery on a subscription basis. Please provide us with the details and terms of these arrangements, including whether any implementation or set-up fees were earned, and your accounting policy for these cloud subscription services.

Note 4 – Intangible Assets and Goodwill, page 6

4.   We note that you evaluate goodwill for impairment during the fourth quarter of the fiscal year or more frequently if indicators of impairment are present. We further note that your stock price has declined from $2.62 on March 30, 2012 to as low as $1.05 on October 31, 2012. You have also included disclosure on page 34 regarding your decreasing stock price and the risk of NYSE delisting. In light of these factors, as well as your declining revenues, please tell us how you concluded that there were no indicators of goodwill impairment.

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures, page 24

5.   Please confirm whether your Chief Executive Officer and your Chief Financial Officer evaluated the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Please also consider including the full definition of disclosure controls and procedures in future filings similar to the disclosure on page 76 of your Form 10-K for the fiscal year ended March 31, 2012 or alternatively, provide a reference to the definition of the rules (i.e. Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief